

NEWS RELEASE
For information contact:
Kevin B. Habicht
Chief Financial Officer
(407) 265-7348


FOR IMMEDIATE RELEASE
February 13, 2017

RECORD ANNUAL RESULTS
ANNOUNCED BY NATIONAL RETAIL PROPERTIES, INC.

Orlando, Florida, February 13, 2017 – National Retail Properties, Inc. (NYSE: NNN), a real estate investment trust, today announced operating results for the quarter and year ended December 31, 2016. Highlights include:

Operating Results:
- Revenues and net earnings, FFO, Core FFO and AFFO available to common stockholders and diluted per share amounts:

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
	(in thousands, except per share data)			
Revenues	$ 141,199	$ 126,377	$ 533,647	$ 482,916
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Net earnings per common share	$ 0.37	$ 0.24	$ 1.38	$ 1.20
FFO available to common stockholders	$ 88,717	$ 67,319	$ 330,544	$ 289,193
FFO per common share	$ 0.60	$ 0.49	$ 2.28	$ 2.15
Core FFO available to common stockholders	$ 88,717	$ 76,661	$ 340,643	$ 299,171
Core FFO per common share	$ 0.60	$ 0.56	$ 2.35	$ 2.22
AFFO available to common stockholders	$ 90,285	$ 77,953	$ 347,933	$ 304,772
AFFO per common share	$ 0.62	$ 0.57	$ 2.41	$ 2.27

- Portfolio occupancy was 99.0% at December 31, 2016 and September 30, 2016, as compared to 99.1% at December 31, 2015

2016 Highlights:
- Increased annual net earnings per common share 15.0%
- Increased annual FFO per common share 6.0%
- Increased annual Core FFO per common share 5.9%
- Increased annual AFFO per common share 6.2%
- Dividend yield of 4.0% at December 31, 2016
- Annual dividend per common share increased to $1.78 marking the 27th consecutive year of annual dividend increases - making the company one of only four equity REITs and one of only 94 public companies with 27 or more consecutive annual dividend increases
- Maintained high occupancy levels at or above 99.0% for the entire year with a weighted average remaining lease term of 11.6 years

2016 Highlights (continued):
- Invested $846.9 million in 313 properties with an aggregate gross leasable area of approximately 2,734,000 square feet at an initial cash yield of 6.9%
- Sold 38 properties for $103.2 million, producing $27.1 million of gains on sale, net of noncontrolling interests, at a cap rate of 6.8%
- Raised $950.9 million of new long-term capital at attractive pricing
  - Raised $274.0 million in net proceeds from the issuance of 5,903,848 common shares
  - Raised $342.8 million in net proceeds from the issuance of 3.60% senior unsecured notes due 2026
  - Raised $334.1 million in net proceeds from the issuance of 5.20% Series F preferred stock
- Entire $650 million availability on bank credit facility at December 31, 2016
- 99.7% of properties are unencumbered with secured mortgage debt
- Total shareholder return of 14.5% for 2016 exceeds industry averages and general equity averages
- Total average annual shareholder return of 14.3% over the past 25 years exceeds industry averages and general equity averages

Selected Highlights for the quarter ended December 31, 2016:
- Investments:
  - $250.4 million in property investments, including the acquisition of 64 properties with an aggregate gross leasable area of approximately 698,000 square feet at an initial cash yield of 6.9%
- Dispositions:
  - Sold 14 properties with net proceeds of $20.1 million, producing $4.6 million of gains on sales, net of noncontrolling interests, at a cap rate of 7.2%
- Long-term capital:
  - Raised $965,000 in net proceeds from the issuance of 22,986 common shares
  - Raised $342.8 million in net proceeds from the issuance of 3.60% senior unsecured notes due 2026
  - Raised $334.1 million in net proceeds from the issuance of 5.20% Series F preferred stock

Craig Macnab, Chief Executive Officer, commented: "We are delighted to report another excellent year at NNN, with per share FFO results and acquisitions activity all being records. We were pleased with our capital market activity in 2016 with well executed debt and preferred offerings which were attractively priced and improved our long term cost of capital. As we head into 2017, our balance sheet positions us well for building shareholder value, growing per share results and continuing our 27 year record of annual increases in our dividend."

National Retail Properties invests primarily in high-quality retail properties subject generally to long-term, net leases. As of December 31, 2016, the company owned 2,535 properties in 48 states with a gross leasable area of approximately 27.2 million square feet and with a weighted average remaining lease term of 11.6 years. For more information on the company, visit www.nnnreit.com.

Management will hold a conference call on February 13, 2017, at 10:30 a.m. ET to review these results. The call can be accessed on the National Retail Properties web site live at http://www.nnnreit.com. For those unable to listen to the live broadcast, a replay will be available on the company's web site. In addition, a summary of any earnings guidance given on the call will be posted to the company's web site.

Statements in this press release that are not strictly historical are "forward-looking" statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company's actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital and risks related to the company's status as a REIT. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company's Securities and Exchange Commission (the "Commission") filings, including, but not limited to, the company's Annual Report on Form 10-K. Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company's current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

The reported results are preliminary and not final and there can be no assurance that the results will not vary from the final information filed on Form 10-K with the Commission for the quarter and year ended December 31, 2016. In the opinion of management, all adjustments considered necessary for a fair presentation of these reported results have been made.

Funds From Operations, commonly referred to as FFO, is a relative non-GAAP financial measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") and is used by the company as follows: net earnings (computed in accordance with GAAP) plus depreciation and amortization of assets unique to the real estate industry, excluding gains (or including losses), any applicable taxes and noncontrolling interests on the disposition of certain assets, the company's share of these items from the company's unconsolidated partnerships and any impairment charges on a depreciable real estate asset.

FFO is generally considered by industry analysts to be the most appropriate measure of performance of real estate companies. FFO does not necessarily represent cash provided by operating activities in accordance with GAAP and should not be considered an alternative to net earnings as an indication of the company's performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers FFO an appropriate measure of performance of an equity REIT because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. The company's computation of FFO may differ from the methodology for calculating FFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to FFO, as defined by NAREIT, is included in the financial information accompanying this release.

Core Funds From Operations ("Core FFO") is a non-GAAP measure of operating performance that adjusts FFO to eliminate the impact of certain GAAP income and expense amounts that the company believes are infrequent and unusual in nature and/or not related to its core real estate operations. Exclusion of these items from similar FFO-type metrics is common within the REIT industry, and management believes that presentation of Core FFO provides investors with a potential metric to assist in their evaluation of the company's operating performance across multiple periods and in comparison to the operating performance of its peers because it removes the effect of unusual items that are not expected to impact the company's operating performance on an ongoing basis. Core FFO is used by management in evaluating the performance of the company's core business operations and is a factor in determining management compensation. Items included in calculating FFO that may be excluded in calculating Core FFO may include items like transaction related gains, income or expense, impairments on land or commercial mortgage residual interests, preferred stock redemption costs or other non-core amounts as they occur. The company's computation of Core FFO may differ from the methodology for calculating Core FFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to Core FFO is included in the financial information accompanying this release.

Adjusted Funds From Operations ("AFFO") is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. AFFO adjusts FFO for certain non-cash items that reduce or increase net income in accordance with GAAP. AFFO should not be considered an alternative to net earnings, as an indication of the company's performance or to cash flow as a measure of liquidity or ability to make distributions. Management considers AFFO a useful supplemental measure of the company's performance. The company's computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and therefore, may not be comparable to such other REITs. A reconciliation of net earnings (computed in accordance with GAAP) to AFFO is included in the financial information accompanying this release.

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Income Statement Summary				
Revenues:				
Rental and earned income	$ 135,947	$ 121,106	$ 515,954	$ 465,282
Real estate expense reimbursement from tenants	4,732	4,561	14,984	14,868
Interest and other income from real estate transactions	128	264	1,032	988
Interest income on commercial mortgage residual interests	392	446	1,677	1,778
	141,199	126,377	533,647	482,916
Operating expenses:				
General and administrative	9,408	9,657	36,508	34,736
Real estate	6,555	5,575	20,852	19,776
Depreciation and amortization	38,987	34,848	149,101	134,798
Impairment – commercial mortgage residual interests valuation	—	51	6,830	531
Impairment losses – real estate and other charges, net of recoveries	338	708	11,287	4,420
	55,288	50,839	224,578	194,261
Other expenses (revenues):				
Interest and other income	(62)	(42)	(170)	(109)
Interest expense	24,429	24,548	96,352	90,008
Real estate acquisition costs	42	33	563	927
	24,409	24,539	96,745	90,826
Income tax expense	—	(9,827)	—	(10,318)
Earnings before gain on disposition of real estate, net of income tax expense	61,502	41,172	212,324	187,511
Gain on disposition of real estate, net of income tax expense	4,624	1,305	27,182	10,450
Earnings including noncontrolling interests	66,126	42,477	239,506	197,961
Earnings from continuing operations attributable to noncontrolling interests:	(34)	(6)	(6)	(125)
Net earnings attributable to NNN	66,092	42,471	239,500	197,836
Series D preferred stock dividends	(4,762)	(4,762)	(19,047)	(19,047)
Series E preferred stock dividends	(4,097)	(4,097)	(16,387)	(16,387)
Series F preferred stock dividends	(3,189)	—	(3,189)	—
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Weighted average common shares outstanding:				
Basic	146,266	137,111	144,176	133,999
Diluted	146,763	137,623	144,661	134,489
Net earnings per share available to common stockholders:				
Basic	$ 0.37	$ 0.24	$ 1.39	$ 1.21
Diluted	$ 0.37	$ 0.24	$ 1.38	$ 1.20

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,			Year Ended December 31,		
	2016	2015		2016	2015	
Funds From Operations (FFO) Reconciliation:						
Net earnings available to common stockholders	$ 54,044	$ 33,612		$ 200,877	$ 162,402	
Real estate depreciation and amortization:	38,907	34,754		148,779	134,380	
Gain on disposition of real estate, net of income tax and noncontrolling interests	(4,579)	(1,305)		(27,137)	(10,397)	
Impairment losses – depreciable real estate, net of recoveries and income tax	345	258		8,025	2,808	
Total FFO adjustments	34,673	33,707		129,667	126,791	
FFO available to common stockholders	$ 88,717	$ 67,319		$ 330,544	$ 289,193	
FFO per common share:						
Basic	$ 0.61	$ 0.49		$ 2.29	$ 2.16	
Diluted	$ 0.60	$ 0.49		$ 2.28	$ 2.15	
Core Funds from Operations Reconciliation:						
Net earnings available to common stockholders	$ 54,044	$ 33,612		$ 200,877	$ 162,402	
Total FFO adjustments	34,673	33,707		129,667	126,791	
FFO available to common stockholders	88,717	67,319		330,544	289,193	
Impairment – commercial mortgage residual interests valuation	—	51		6,830	531	
Impairment losses – non-depreciable real estate and other charges	—	—		—	156	
Bad debt expense – loans	—	—		3,269	—	
Income tax benefit	—	(316)		—	(316)	
TRS revocation election	—	9,607		—	9,607	
Total Core FFO adjustments	—	9,342		10,099	9,978	
Core FFO available to common stockholders	$ 88,717	$ 76,661		$ 340,643	$ 299,171	
Core FFO per common share:						
Basic	$ 0.61	$ 0.56		$ 2.36	$ 2.23	
Diluted	$ 0.60	$ 0.56		$ 2.35	$ 2.22	

National Retail Properties, Inc.
(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31, 2016	Quarter Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
Adjusted Funds From Operations (AFFO) Reconciliation:				
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Total FFO adjustments	34,673	33,707	129,667	126,791
Total Core FFO adjustments	—	9,342	10,099	9,978
Core FFO available to common stockholders	88,717	76,661	340,643	299,171
Straight-line accrued rent	(273)	(529)	(252)	(368)
Net capital lease rent adjustment	309	331	1,364	1,277
Below market rent amortization	(662)	(671)	(2,842)	(3,046)
Stock based compensation expense	2,689	2,461	10,758	9,671
Capitalized interest expense	(495)	(750)	(1,738)	(2,383)
Loss on sale of mortgage receivable	—	450	—	450
Total AFFO adjustments	1,568	1,292	7,290	5,601
AFFO available to common stockholders	$ 90,285	$ 77,953	$ 347,933	$ 304,772
AFFO per common share:				
Basic	$ 0.62	$ 0.57	$ 2.41	$ 2.27
Diluted	$ 0.62	$ 0.57	$ 2.41	$ 2.27
Other Information:				
Percentage rent	$ 776	$ 802	$ 1,735	$ 1,430
Amortization of debt costs	$ 810	$ 773	$ 3,086	$ 2,915
Scheduled debt principal amortization (excluding maturities)	$ 129	$ 378	$ 656	$ 1,587
Non-real estate depreciation expense	$ 83	$ 77	$ 333	$ 418

2017 Earnings Guidance:

Core FFO guidance for 2017 is $2.42 to $2.48 per share. The 2017 AFFO is estimated to be $2.46 to $2.52 per share. The FFO guidance equates to net earnings of $1.37 to $1.43 per share, plus $1.05 per share of expected real estate depreciation and amortization and excludes any gains from the sale of real estate and any charges for impairments, severance costs, or preferred stock redemption charges. The guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

	2017 Guidance
Net earnings per common share excluding any gains on sale of real estate, impairment charges, severance charges or charges in connection with preferred stock redemption	$1.37 - $1.43 per share
Real estate depreciation and amortization per share	$1.05 per share
Core FFO per share	$2.42 - $2.48 per share
AFFO per share	$2.46 - $2.52 per share
G&A expenses (excluding severance charges)	$34 - $35 Million
Real estate expenses, net of tenant reimbursements	$6.0 - $6.5 Million
Acquisition volume	$500 - $600 Million
Disposition volume	$80 - $120 Million

National Retail Properties, Inc.
(in thousands)
(unaudited)

	December 31, 2016	December 31, 2015
Balance Sheet Summary		
Assets:		
Real estate:		
Accounted for using the operating method, net of accumulated depreciation and amortization	$ 5,881,280	$ 5,231,413
Accounted for using the direct financing method	11,230	14,518
Real estate held for sale	23,850	57,527
Cash and cash equivalents	294,540	13,659
Restricted cash and cash held in escrow	—	601
Receivables, net of allowance	3,418	3,344
Mortgages, notes and accrued interest receivable, net of allowance	1,252	8,688
Accrued rental income, net of allowance	25,101	25,529
Debt costs, net of accumulated amortization	2,715	4,003
Commercial mortgage residual interests	36	11,115
Other assets	90,729	89,647
Total assets	$ 6,334,151	$ 5,460,044
Liabilities:		
Line of credit payable	$ —	$ —
Mortgages payable, including unamortized premium and net of unamortized debt cost	13,878	23,964
Notes payable, net of unamortized discount and unamortized debt costs	2,297,811	1,951,980
Accrued interest payable	19,665	20,113
Other liabilities	85,869	121,594
Total liabilities	2,417,223	2,117,651
Stockholders' equity of NNN	3,916,799	3,342,134
Noncontrolling interests	129	259
Total equity	3,916,928	3,342,393
Total liabilities and equity	$ 6,334,151	$ 5,460,044
Common shares outstanding	147,150	141,008
Gross leasable area, Property Portfolio (square feet)	27,204	24,964

National Retail Properties, Inc.
Debt Summary
As of December 31, 2016
(in thousands)
(unaudited)

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ —	$ —	L + 92.5 bps	—	January 2019
Unsecured notes payable:					
2017	250,000	249,907	6.875%	6.924%	October 2017
2021	300,000	297,764	5.500%	5.689%	July 2021
2022	325,000	321,917	3.800%	3.985%	October 2022
2023	350,000	348,269	3.300%	3.388%	April 2023
2024	350,000	349,451	3.900%	3.924%	June 2024
2025	400,000	399,131	4.000%	4.029%	November 2025
2026	350,000	346,153	3.600%	3.733%	December 2026
Total	2,325,000	2,312,592			
Total unsecured debt [1]	$ 2,325,000	$ 2,312,592			
Debt costs		(21,157)			
Accumulated amortization		6,376			
Debt costs, net of accumulated amortization		(14,781)			
Notes payable, net of unamortized discount and unamortized debt costs		$ 2,297,811			

[1] Unsecured notes payable have a weighted average interest rate of 4.4% and a weighted average maturity of 6.6 years

Mortgages Payable	Principal Balance	Interest Rate	Maturity Date
Mortgage[1]	$ 13,987	5.230%	July 2023
Debt costs	(147)		
Accumulated amortization	38		
Debt costs, net of accumulated amortization	(109)		
Mortgages payable, including unamortized premium and net of unamortized debt costs	$ 13,878		

[1] Includes unamortized premium

National Retail Properties, Inc.
Property Portfolio

Top 20 Lines of Trade

	Line of Trade	As of December 31, 2016[1]	As of December 31, 2015[2]
1.	Convenience stores	16.9%	16.7%
2.	Restaurants - full service	11.8%	11.0%
3.	Restaurants - limited service	7.5%	7.2%
4.	Automotive service	6.6%	7.0%
5.	Family entertainment centers	5.8%	5.6%
6.	Health and fitness	5.7%	3.8%
7.	Theaters	4.9%	5.2%
8.	Automotive parts	3.9%	4.2%
9.	Recreational vehicle dealers, parts and accessories	3.4%	3.6%
10.	Banks	3.1%	3.4%
11.	Sporting goods	2.5%	3.3%
12.	Medical service providers	2.4%	2.2%
13.	Wholesale clubs	2.4%	2.6%
14.	Drug stores	2.1%	2.3%
15.	Consumer electronics	2.0%	2.2%
16.	Travel plazas	1.9%	2.1%
17.	Furniture	1.9%	1.1%
18.	General merchandise	1.8%	1.9%
19.	Home improvement	1.8%	1.8%
20.	Home furnishings	1.7%	1.9%
	Other	9.9%	10.9%
	Total	100.0%	100.0%

Top 10 States

	State	% of Total[1]		State	% of Total[1]
1.	Texas	18.4%	6.	Georgia	4.3%
2.	Florida	9.1%	7.	Indiana	4.2%
3.	Illinois	5.7%	8.	Virginia	3.5%
4.	Ohio	5.7%	9.	Alabama	3.0%
5.	North Carolina	4.7%	10.	Tennessee	2.8%

[1] Based on the annualized base rent for all leases in place as of December 31, 2016.
[2] Based on the annualized base rent for all leases in place as of December 31, 2015.

National Retail Properties, Inc.
Property Portfolio

Top Tenants (≥ 2.0%)

	Properties	% of Total [(1)]
Sunoco	125	5.4%
Mister Car Wash	90	4.0%
LA Fitness	29	3.8%
AMC Theatres	20	3.5%
Camping World	32	3.4%
Couche-Tard (Pantry)	86	3.3%
7-Eleven	77	3.3%
SunTrust	121	3.0%
Bell American (Taco Bell)	115	2.8%
Chuck E. Cheese's	53	2.5%
BJ's Wholesale Club	8	2.4%
Frisch's Restaurant	74	2.2%
Gander Mountain	12	2.2%
Bob Evans	117	2.0%

Lease Expirations[(2)]

	% of Total[(1)]	# of Properties	Gross Leasable Area [(3)]		% of Total[(1)]	# of Properties	Gross Leasable Area [(3)]
2017	1.2%	27	502,000	2023	2.5%	85	1,014,000
2018	3.2%	90	1,153,000	2024	2.6%	50	883,000
2019	3.0%	76	1,122,000	2025	5.0%	132	1,116,000
2020	3.8%	132	1,571,000	2026	6.0%	181	1,830,000
2021	4.4%	122	1,320,000	2027	9.0%	190	2,842,000
2022	6.1%	111	1,456,000	Thereafter	53.2%	1,305	11,891,000

(1) Based on the annual base rent of $543,446,000, which is the annualized base rent for all leases in place as of December 31, 2016.
(2) As of December 31, 2016, the weighted average remaining lease term is 11.6 years.
(3) Square feet.